UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Meredith Corporation
                                (Name of Issuer)

                       Common Stock ($1.00 par value) and
                           Class B Common Stock ($1.00
                          par value) (Title of Class of
                                   Securities)

          589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marilyn Dillivan
                            c/o Meredith Corporation
                               1716 Locust Street
                             Des Moines, Iowa 50309
                                  515-284-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



See Attachment A for footnotes.

                                  SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family, as manager of a family limited liability company and as a board member of an Iowa not-for-profit corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/X/
                                                                  (b)/ /
-------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES                   1,653,486 shares of Common Stock and
  BENEFICIALLY                     4,471,144 shares of Class B Common Stock
   OWNED BY                 ----------------------------------------------------
     EACH                   8      SHARED VOTING POWER
   REPORTING                       123,612 shares of Common Stock* and
    PERSON                         92,412 shares of Class B Common Stock
     WITH                   ----------------------------------------------------
                            9      SOLE DISPOSITIVE POWER1
                                   653,486 shares of Common Stock and
                                   4,471,144 shares of Class B Common Stock
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER1
                                   1,123,612 shares of Common Stock* and
                                   92,412 shares of Class B Common Stock
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,098 shares of Common Stock and 4,563,556 shares of Class B Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)2 14.33% of shares of Common Stock and 45.36% shares of Class B Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

* Includes 1,200 shares of Common Stock and vested options for 30,000 shares of Common Stock held by Katherine C. Meredith and Bankers Trust Company, as co-executors of the estate of Edwin T. Meredith III.

                                  SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/X/
                                                                  (b)/ /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES                   40,080 shares of Common Stock and
  BENEFICIALLY                     1,467,285 shares of Class B Common Stock
   OWNED BY                 ----------------------------------------------------
     EACH                   8      SHARED VOTING POWER
   REPORTING                       92,412 shares of Common Stock and
    PERSON                         692,412 shares of Class B Common StocK
     WITH                   ----------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
                                   40,080 shares of Common Stock and
                                   1,467,285 shares of Class B Common Stock
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   92,412 shares of Common Stock and
                                   692,412 shares of Class B Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         132,492 shares of Common Stock and
         2,159,697 shares of Class B Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)2 5.48% of shares of Common Stock and 21.47% shares of Class B Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/x/
                                                                  (b)/ /
_-------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES                   35,992 shares of Common Stock and
  BENEFICIALLY                     1,546,545 shares of Class B Common Stock
   OWNED BY                 ----------------------------------------------------
     EACH                   8      SHARED VOTING POWER
   REPORTING                       92,412 shares of Common Stock and
    PERSON                         692,412 shares of Class B Common Stock
     WITH                   ----------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
                                   35,992 shares of Common Stock and
                                   1,546,545 shares of Class B Common Stock
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   92,412 shares of Common Stock and
                                   692,412 shares of Class B Common Stock
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         128,404 shares of Common Stock and
         2,238,957 shares of Class B Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)2 5.65% of shares of Common Stock and 22.26% shares of Class B Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
          -------------------------------------------------------------

Item 1.  Security and Issuer

                The classes of equity securities to which this statement relates are Common stock, $1.00 par value, and Class B Common Stock, $1.00 par value, of Meredith Corporation (the "Company"), whose principal executive offices are located at 1716 Locust Street, Des Moines, Iowa 50309. The Class B Common Stock is not traded on any exchanges or over-the-counter and is convertible into Common Stock on a share-for-share basis.

Item 2.  Identity and Background

                  (a) - (c) This statement is being jointly filed by each of Katherine C. Meredith ("Katherine Meredith"), D. Mell Meredith Frazier ("Mell Meredith Frazier") and Edwin T. Meredith, IV ("Edwin Meredith IV"). Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock and Class B Common Stock covered by this Statement owned by any other Reporting Person.

                  Katherine Meredith's business address is c/o Marilyn Dillivan at Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309. Katherine Meredith is President and a director of the Edwin T. Meredith Foundation.

                  Mell Meredith Frazier's business address is 1716 Locust Street, Des Moines, Iowa 50309. Mell Meredith Frazier is a member of the Board of Directors of the Company. She also is Chairman of Meredith Corporation Foundation, a trustee of the Anna K. Meredith Endowment Trust and a director and vice president of the Edwin T. Meredith Foundation.

                  Edwin Meredith IV's business address is c/o Marilyn Dillivan at Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309. Edwin Meredith IV is a farmer/rancher on the Meredith family's ranch in Wyoming. He is also a trustee of the Anna K. Meredith Endowment Trust, a director and vice president of the Edwin T. Meredith Foundation and a director of the Des Moines Art Center, Des Moines, Iowa.

                  (d) - (e) None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                N/A

Item 4.  Purpose of the Transaction.

                On February 3, 2003, Mr. Edwin T. Meredith III passed away. The Reporting Persons became investment directors/trustees over various family trusts created by deceased members of the Meredith family that hold the shares of Common Stock and Class B Common Stock reported herein on pages 2 through 4. In addition, Reporting Person Katherine C. Meredith also became manager of a limited liability company that controls the shares of Common Stock and Class B Common Stock reported in Item 5 herein.

Item 5.  Interest in Securities of the Issuer.2

(a)

         Katherine Meredith: 1,777,098 shares of Common Stock (14.33% of Common outstanding) 4,563,556 shares of Class B Common Stock (45.36% of Class B Common Stock outstanding)

         Mell Meredith Frazier: 132,492 shares of Common Stock (5.48% of Common outstanding) 2,159,697 shares of Class B Common Stock (21.47% of Class B Common Stock outstanding)

         Edwin Meredith IV: 128,404 shares of Common Stock (5.65% of Common outstanding) 2,238,957 shares of Class B Common Stock (22.26% of Class B Common Stock outstanding)

(b)
         Katherine Meredith:

                  Sole power to vote
                            1,653,486 shares of Common Stock (13.87%)
                            4,471,144 shares of Class B Common Stock (44.44%)

                  Sole power to dispose
                            653,486 shares of Common Stock (11.61%)
                            4,471,144 shares of Class B Common Stock (44.44%)

                  Shared power to vote
                            123,612 shares of Common Stock (0.54%)
                            92,412 shares of Class B Common Stock (0.92%)

                  Shared power to dispose
                            1,123,612 shares of Common Stock (3.1%)

                            92,412 shares of Class B Common Stock (0.92%)

         Mell Meredith Frazier:

                  Sole power to vote
                            40,080 shares of Common Stock (3.66%)
                            1,467,285 shares of Class B Common Stock (14.59%)

                  Shared power to vote
                            92,412 shares of Common Stock (1.94%)
                            692,412 shares of Class B Common Stock (6.88%)

                  Sole power to dispose
                            40,080 shares of Common Stock (3.66%)
                            1,467,285 shares of Class B Common Stock (14.59%)

                  Shared power to dispose
                            92,412 shares of Common Stock (1.94%)
                            692,412 shares of Class B Common Stock (6.88%)

         Edwin Meredith IV:

                  Sole power to vote
                            35,992 shares of Common Stock (3.84%)
                            1,546,545 shares of Class B Common Stock (15.37%)

                  Shared power to vote
                            92,412 shares of Common Stock (1.94%)
                            692,412 shares of Class B Common Stock (6.88%)

                  Sole power to dispose
                            35,992 shares of Common Stock (3.84%)
                            1,546,545 shares of Class B Common Stock (15.37%)

                  Shared power to dispose
                            92,412 shares of Common Stock (1.94%)
                            692,412 shares of Class B Common Stock (6.88%)

Mell Meredith Frazier and Edwin Meredith IV are sister and brother and Katherine Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c) No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transaction described in footnote 1 on Attachment A.

(d) None

(e) Not applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                See Footnote 1 on Attachment A.

Item 7.  Materials to Be Filed as Exhibits.

                Exhibit 1 - Agreement required by Rule 13d-1(k)(1).



                                  ATTACHMENT A


1 Katherine C. Meredith has voting and dispositive power over 1,653,486 shares of Common Stock held in the Meredith Investments, Limited Partnership ("MILP"). MILP entered into a prepaid variable equity forward contract with a trade date of January 15, 2003 relating to an aggregate of 1,000,000 shares of Common Stock, with a maturity date of July 7, 2008. As a result, MILP agreed to deliver a number of shares of Common Stock at the maturity date of the contract (or on an earlier date if the contract is terminated early) based on the price of Common Stock on the relevant valuation date (the "Final Price") pursuant to the following formula: (i) if the Final Price is less than $41.5744 (the "Floor Price"), then 1,000,000 shares; (ii) if the Final Price is less than or equal to $54.0467 (the "Cap Price"), but greater than or equal to the Floor Price, then a number of shares equal to 1,000,000 times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to 1,000,000 multiplied by a settlement ratio of 1 minus ((the Cap Price minus the Floor Price) divided by the Final Price). In lieu of the delivery of the shares, MILP may, at its option, settle the contract by the delivery of cash. In certain events MILP is obligated to settle the contract by delivery of cash. In connection with the transaction, MILP has pledged 1,000,000 shares of Common Stock to secure its obligations under the agreement.

2 The calculation of "Percent of Class..." of Common Stock owned includes shares of Common Stock deemed owned by the shareholder as a result of the shareholder's ownership of Class B Common Stock which is convertible, share for share, into Common Stock.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 23, 2004                          /s/ Katherine C. Meredith
                                                 -------------------------------
                                                 Katherine C. Meredith


                                                 /s/ D. Mell Meredith Frazier
                                                 ------------------------------
                                                 D. Mell Meredith Frazier


                                                 /s/ Edwin T. Meredith, IV
                                                 ------------------------------
                                                 Edwin T. Meredith, IV

                                                                       EXHIBIT 1

                                    AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Meredith Corporation, or any subsequent acquisitions or dispositions of equity securities of Meredith Corporation by any of the undersigned.


Dated:  August 23, 2004
                                                 /s/ Katherine C. Meredith
                                                 -------------------------------
                                                 Katherine C. Meredith


                                                 /s/ D. Mell Meredith Frazier
                                                 ------------------------------
                                                 D. Mell Meredith Frazier


                                                 /s/ Edwin T. Meredith, IV
                                                 ------------------------------
                                                 Edwin T. Meredith, IV